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PIMCO ETF Trust

Approval of the Investment Management Agreement for the PIMCO Global Advantage Inflation-Linked Bond Strategy Fund and
PIMCO Total Return Exchange-Traded Fund

On November 8, 2010, the Board of Trustees (the "Board") of PIMCO ETF Trust (the "Trust"), including all of the independent Trustees (the "Independent Trustees"), approved the Trust's Investment Management Agreement
(the "Agreement") with Pacific Investment Management Company LLC ("PIMCO") on behalf of the PIMCO Global Advantage Inflation-Linked Bond Strategy Fund, a new series of the Trust, for an initial two-year term.

On May 23, 2011, the Board of the Trust, including all of the Independent Trustees, approved the Agreement with PIMCO on behalf of the PIMCO Total Return Exchange-Traded Fund, a new series of the Trust (together with the PIMCO Global Advantage Inflation-Linked Bond Strategy Fund, the "New Funds"), for an initial two-year term. Under the Agreement, PIMCO provides investment advisory services, as well as supervisory and administrative services, to each series of the Trust for a single management fee ("unified fee").

The information, material factors and conclusions that formed the basis for the Board's approvals are described below.

1. Information Received

(a) Materials Reviewed: The Trustees received a wide variety of materials relating to the services to be provided by PIMCO. The Board reviewed information relating to proposed fund operations, including the New Funds' compliance program, shareholder services, valuation, custody, distribution, and other information relating to the nature, extent and quality of services proposed to be provided by PIMCO to the Trust. In considering whether to approve the Agreement, the Board also reviewed materials provided by PIMCO, which included, among other things, comparative industry data with regard to expense ratios of funds with investment objectives and policies similar to those of the New Funds. The Board also reviewed material provided by counsel to the Trust and the Independent Trustees, which included, among other things, memoranda outlining legal duties of the Board. The Board also reviewed information about the personnel who would be providing investment management services and supervisory and administrative services to the New Funds.

(b) Review Process: In connection with the approval of the Agreement, the Board reviewed written materials prepared by PIMCO, which included, among other things, comparative fee data for funds in the appropriate Lipper, Inc. ("Lipper") peer group. Lipper is an independent provider of investment company performance and fee and expense data. The Board also requested and received assistance and advice regarding applicable legal standards from Trust counsel. The Board also heard oral presentations on matters related to the Agreement. The approval determinations were made on the basis of each Trustee's business judgment after consideration of all the information presented. Individual Trustees may have given different weights to certain factors and assigned various degrees of materiality to information received in connection with the approval process. In deciding to approve the Agreement, the Board did not identify any single factor or particular information that, in isolation, was controlling. This summary describes the most important, but not all, of the factors considered by the Board.

2. Nature, Extent and Quality of Services

(a) PIMCO, its Personnel, and Resources: The Board considered the depth and quality of PIMCO's investment management process, including: its global research capabilities; the experience, capability and integrity of its senior management and other personnel; the low turnover rates of its key personnel; the overall financial strength and stability of its organization; and the ability of its organizational structure to address the recent growth in assets under management. The Board also considered that PIMCO makes available to its investment professionals a variety of resources and systems relating to investment management, compliance, trading, performance and portfolio accounting. The Board noted PIMCO's commitment to investing in information technology supporting investment management and compliance, as well as PIMCO's continuing efforts to attract and retain qualified personnel and to maintain and enhance its resources and systems.

Ultimately, the Board concluded that the nature, extent and quality of services proposed to be provided by PIMCO under the Agreement are likely to benefit the New Funds and their shareholders.

(b) Other Services: The Board considered PIMCO's policies, procedures and systems to assure compliance with applicable laws and regulations and its commitment to these programs; its efforts to keep the Trustees informed about matters relevant to the Trust and its shareholders; and its attention to matters that may involve conflicts of interest with the Trust.
The Board also considered the nature, extent and quality of the supervisory and administrative services to be provided by PIMCO to the New Funds under the Agreement. The Board considered PIMCO's provision of these services to the other series of the Trust and its supervision of the Trust's third party service providers to assure that these service providers provide a high level of service relative to alternatives in the market. Ultimately, the Board concluded that the nature, extent and quality of the services to be provided by PIMCO would likely benefit the New Funds and their shareholders.

3. Investment Performance

As the New Funds had not yet commenced operations at the time the Agreement was considered, the Trustees did not receive or consider investment performance information.

4. Management Fee and Total Expenses

The Board considered that PIMCO strives to price funds with total expense ratios at or below the respective Lipper median, while providing premium investment offerings. PIMCO reported to the Board that, in proposing the management fees for the New Funds, it considers a number of factors, including the type and complexity of the services to be provided, the cost of providing services, the risk assumed by PIMCO in the provision of services, the impact on potential returns from different levels of fees, the competitive marketplace for financial products, and the attractiveness of potential returns to potential investors in the New Funds.

The Board reviewed the proposed management fee and estimated total expenses of each New Fund (each as a percentage of average net assets) and compared such amounts with the average and median fees and expenses of other similar funds. With respect to the management fees, the Board reviewed data from Lipper that compared the average and median management fees of other funds in a "Peer Group Expense Comparison" of comparable funds, as well as the universe of other similar funds. The Board compared the New Funds' estimated total expenses to other funds in the Peer Group Expense Comparisons provided by Lipper and found the New Funds' estimated total expenses to be reasonable.

With respect to the PIMCO Total Return Exchange-Traded Fund, the Board discussed the proposed fees in light of the fees charged by the PIMCO Total Return Fund, a series of PIMCO Funds with similar strategies. The Board noted the differences between the two products, which justified different fees. The Board also considered that PIMCO manages a separate account with investment strategies that are similar to that of the PIMCO Total Return Exchange-Traded Fund; however, the management fee for the Fund includes supervisory and administration services in addition to investment management services and, thus, the separate account does not provide a meaningful comparison. At the time the Board considered the Agreements, PIMCO did not manage any separate accounts with similar investment strategies to the PIMCO Global Advantage Inflation-Linked Bond Strategy Fund; therefore, the Board did not consider the fees charged by PIMCO to comparable separate accounts.

The Board also considered the Trust's unified fee structure, under which the Trust pays for the advisory and supervisory and administrative services it requires for a unified fee, and in return, PIMCO provides or procures such services and bear the costs of various third party services required by the New Funds, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. The Board noted that the unified fee leads to fund fees that are fixed, rather than variable. The Board concluded that the New Funds' proposed management fees were reasonable in relation to the value of the services to be provided and that the supervisory and administrative expenses assumed contractually by PIMCO under the Agreement represent, in effect, a cap on fund fees that would be beneficial to the New Funds and their shareholders. The Board further noted that, although the unified fee structure does not have break points, it implicitly reflects economies of scale by fixing the absolute level of Fund fees at competitive levels, in effect, setting the fees as if each New Fund was already at scale.

The Board also noted that PIMCO had contractually agreed to reduce total annual fund operating expenses for each New Fund by waiving a portion of its management fee or reimbursing the New Fund, to the extent that any organizational expenses and the pro rata share of the Trust's Trustees' fees attributable to the New Fund exceeds 0.49 basis points during the New Fund's first fiscal year.

Based on the information presented by PIMCO and Lipper, members of the Board then determined, in the exercise of their business judgment, that the level of the advisory and supervisory and administrative fees to be charged by PIMCO, as well as the estimated total expenses of the New Funds, are reasonable and approval of the Agreement would likely benefit the New Funds and their shareholders.

5. Adviser Costs, Level of Profits and Economies of Scale

As the New Funds are newly organized, information regarding PIMCO's costs in providing services to the New Funds and the profitability of PIMCO's relationship with the New Funds was not available.

With respect to potential economies of scale, the Board found that because the unified fee protects shareholders against unanticipated increases in expense ratios due to redemptions, declines in asset values, or increases in the costs of services provided or procured by PIMCO, economies of scale are implicitly recognized in the level of the unified fee (which, together with the advisory fee, serves as a proxy for each New Fund's overall expense ratio).

The Board concluded that each New Fund's proposed cost structure was reasonable and that the unified fee structure inherently involves the sharing of economies of scale between PIMCO and the New Funds, to the benefit of the New Funds' shareholders.

6. Ancillary Benefits

The Board considered other benefits received by PIMCO and its affiliates as a result of PIMCO's relationship with the Trust, including possible ancillary benefits to PIMCO's institutional investment management business due to the reputation and market penetration of the Trust. The Board reviewed PIMCO's soft dollar policies and procedures, noting that while PIMCO has the authority to receive the benefit of research provided by broker-dealers executing portfolio transactions on behalf of the New Funds, it has adopted a policy not to enter into contractual soft dollar arrangements.

7. Conclusions

Based on its review, including its consideration of each of the factors referred to above, the Board concluded that the Agreement was fair and reasonable to the New Funds and their shareholders, that the New Funds' shareholders would likely receive reasonable value in return for the fees and other amounts paid to PIMCO by the New Funds, and that the approval of the Agreement was in the best interests of the New Funds and their shareholders.